Exhibit 99.6

Report Of Voting Results
Annual General and Special Meeting Of Shareholders Held On June 29, 2026

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders (the “Meeting”) of DeFi Technologies Inc. (the “Company”) held on June 29, 2026. Shareholders holding an aggregate of 123,237,762 common shares, representing approximately 31.77% of the issued and outstanding common shares as of the record date for the Meeting, were present or represented by proxy at the Meeting. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular dated May 20, 2026 (the “Circular”), which is available on SEDAR+ at www.sedarplus.ca.

Matters Voted Upon at the Meeting

Number of Directors

At the Meeting, shareholders set the number of members of the board of directors at six (6), based on the following: 93.108% in being in favour and 6.892% of votes being withheld.

Election of Directors

At the Meeting, shareholders approved the election of all nominees presented to shareholders for election to the board of directors to hold office until the next annual meeting of shareholders, based on the following:

Nominee	% Votes For	% Votes Withheld
Johan Wattenstrom	76%	24%
Mikael Tandetnik	89%	11%
Chase Ergen	95%	5%
Per Von Rosen	94%	6%
Silvia Andriotto	87%	13%
Jonathan Dimitry	95%	5%

Re-appointment of Auditors

At the Meeting, the shareholders approved the reappointment of HDCPA Professional Corporation and authorized the directors of the Company to fix their remuneration, based on the following: 92% of votes being in favour and 5% of votes being withheld.

Approval of Share Consolidation or Reverse Stock Split

At the Meeting, shareholders passed a special resolution approving the amendment of the Articles of the Company (the “Articles”) to effect a share consolidation (or reverse stock split) of the Company’s issued and outstanding common shares (the “Share Consolidation”) at a Share Consolidation ratio of up to twelve (12) Common Shares being consolidated into one (1) common share (1:12), based on the following: 73% of votes being in favour and 27% of votes being against.

The Share Consolidation will be effected, if at all, after obtaining board and regulatory approval.

Confirmation of By-Law Amendment

At the Meeting, shareholders passed an ordinary resolution confirming the amendment of By-Law No. 1 of the Company removing the Canadian residency requirements for directors, based on the following: 90% of votes being in favour and 6% of votes being against.

Confirmation of Advance Notice By-Law

At the Meeting, shareholders passed an ordinary resolution confirming the adoption of the Advance Notice By-Law, based on the following vote: 64% being in favour and 36% of votes being against.